Annex A

Superior Industries International, Inc. Dividend and Buyback Information (2007 - 2014)

	2007	2008	2009	2010	2011	2012	2013	2014 YTD	Cumulative
Cash Dividends Paid ($ mm)	$ 17,032,000	$ 17,062,000	$ 17,067,000	$ 17,108,000	$ 17,358,000	$ 34,878,000	$ 550,000	$ 4,886,000	$ 125,941,000
Buyback ($ mm)	-	-	-	-	-	-	8,133,000	1,840,000	9,973,000
Shares Outstanding on 10K (year end)	26,633,440	26,668,440	26,668,440	26,853,790	27,164,013	27,295,488	27,155,550	27,133,382	
Share Price (period end)	$ 18.17	$ 10.52	$ 15.30	$ 21.22	$ 16.54	$ 20.40	$ 20.63	$ 20.56	

Source: Company Filings
Note: Numbers have not been independently confirmed

Annex B

CRAIN'S DETROIT BUSINESS

Detroit and Southeast Michigan's premier business news and information website

Originally Published: August 19, 2012 8:00 PM Modified: August 20, 2012 7:22 AM

Visteon's future murky after CEO's departure

By Dustin Walsh

Visteon Corp. -- after 12 years of hemorrhaging cash, the construction of a major Southeast Michigan headquarters, a debt-clearing bankruptcy and months of boardroom drama -- is a business in flux after the ouster of CEO Donald Stebbins.


Stebbins

The destiny of **Ford Motor Co.**'s spun-off parts unit seemed all too inevitable after activist board members spent more than a year demanding that a reluctant Stebbins unload the company's valuable Asian assets.

After Visteon failed to acquire a 30 percent stake in its South Korean joint venture **Halla Climate Control Corp.** earlier this month, Stebbins -- and the board -- agreed his time at the supplier was over.

Stebbins' departure is the finale of a nearly two-year war between Stebbins and board members with close allegiance to some of the supplier's largest bondholders, two sources familiar with the matter told *Crain's* on the condition of anonymity.

Visteon's new CEO, Tim Leuliette -- a vocal advocate of private equity's stake in the auto supply chain -- will be charged with the job that Stebbins, 54, was unable to accomplish: return value to the bondholders, which could mean a breakup and auction of assets, experts say.



He'll have help from new board members, including former **Eagle-Picher Corp.** President and CEO David Treadwell.

Leuliette

Leuliette, 62, declined to be interviewed for this story. Stebbins could not be reached.

Allies collide

During Visteon's 16-month Chapter 11 bankruptcy, ending Oct. 1, 2010, Stebbins and bondholders drafted a plan to scrub $2.1 billion in debt and provide the roughly 40 bondholders with an 88 percent ownership stake for $1.25 billion.

Visteon also rejected a $1.25 billion bid during bankruptcy from Milwaukee-based competitor **Johnson Controls Inc.** for its seating and interiors business.

By May 2011, Stebbins, chairman at the time, and the rest of the board reached an impasse with the threat of a proxy battle looming. The infighting led to the resignation of longtime board member William Redmond Jr. on May 20, 2011. Redmond is president and CEO of New Jersey-based **General Chemical Performance Products LLC.**

"There are no winners in this 'fight,' with the biggest loser being our collective shareholder value, given the distraction of this, and its toll on management and the board's time," Redmond said in the letter following his resignation.

"We are at this place as a result of poor handling of the shareholders by management first, and the majority of the board second, by not causing responsiveness and transparency to be management's mantra with shareholders versus disregard and disingenuous lip service."

But the proxy fight was sidestepped when the board agreed to allow Cayman Islands-based activist investor **Alden Global Capital** to place two members on the board -- adding an extra seat and one replacing Redmond.

Visteon hired New York advisory firms **Goldman Sachs Group Inc.** and **Rothschild** for a strategic review of its options, the company said on Oct. 17, 2011. Leuliette and other independent board members pressed Stebbins to interview banks to help streamline the supplier, sources told Bloomberg.

While Stebbins remained at the helm, Visteon's CFO, William Quigley III, involuntarily resigned on Oct. 31. He was replaced by former **Kmart Corp.** and **Federal-Mogul Corp.** CFO Martin Welch.

The deals to save it all

In November 2011, Visteon announced a nonbinding agreement to sell the majority of its global interiors business to its Chinese joint venture **Yanfeng Visteon Automotive Trim Systems Co. Ltd.** The joint venture is between Visteon and **Huayu Automotive Systems Co.** -- subsidiary of China's largest automobile maker, government-owned **Shanghai Automotive Industry Corp.**

However, sources told *Crain's* late last year that SAIC and Visteon couldn't agree on a price for the business.

In February, Visteon sold its lighting unit to India-based **Varroc Group** for $92 million.

It even sold and leased back space at its Van Buren Township headquarters in April in an $81.1 million sale to New York real estate firm **Sovereign Partners LLC**. The 889,000-square-foot campus was built in 2004 at the cost of $300 million.

For months, analysts have speculated Visteon would, and should, make its biggest play to acquire the remaining shares of its Korean joint venture Halla. On July 4, Visteon said it planned to offer $805 million to acquire the remaining 30 percent stake in Halla.

But it also announced its deal to sell its remaining interiors business into Yanfeng had fallen apart. Visteon's interiors business generated $2.16 billion in revenue in 2010.

Things got worse for Visteon's future. On July 23, the Halla deal was rejected after Korea's **National Pension Service**, which holds an 8.1 percent stake in Halla, rejected Visteon's offer.

"Considering the corporate value and future growth prospects of Halla Climate, we believe not participating in the tender offer would be better for long-term returns," NPS said in a statement.

Meanwhile, the supplier continues to struggle to return stable income to the business. Visteon closed its second quarter on June 30 with a net income of $75 million, or $1.40 per share, after losses of $32 million and $26 million the quarters prior.

Visteon (NYSE: VC) shares are down more than 43 percent to $40.93 since going public again in January 2011.

The failure for Stebbins and his team to acquire the rest of Halla led to his departure, sources said.

"Stebbins is a great guy and a class act, and he did what he thought was going to give shareholder value, but it didn't work," Fred Hubacker, executive managing director at Birmingham-based advisory firm **Conway Mackenzie Inc.** "Now, it's on to plan B."

Winding down?

With Leuliette in as interim CEO and the addition of two new board members with deal experience, sources believe the supplier will seek to break up and sell the company in one or a series of deals.

Leuliette was hired on to lead Rochester Hills-based **Dura Systems LLC** in 2008 after it emerged from bankruptcy and led its sale to New York-based private investment firm **Patriarch Partners** in 2010.

He has experience in the Asian market, where more than 60 percent of Visteon's business is done, including his China-centric investment firm **Andus-Leuliette LLC**. A year ago, Hong Kong-based **China Auto Parts and Accessories Capital Holding Ltd.** acquired the stake previously held by **The Tempo Group Inc.**, a Beijing auto supplier.

He also leads Bloomfield Hills-based banking firm **Finnea Group LLC**.

"Leuliette is a caretaker," a source said. "It has to make people wonder if the main shareholders are saying it is time to hang it up all together. Visteon has been a never-ending German opera and waiting for the next shoe to drop. Now it may happen."

The new board members -- Francis Scricco and David Treadwell -- were added the same day as the Stebbins departure announcement on Aug. 13.

Scricco most recently was senior vice president, manufacturing, logistics and procurement, for **Avaya Inc.** until his retirement in October 2008. Treadwell is chairman of **C&D Technologies Inc.**, a position he has held since April.

Treadwell is the former chairman, president and CEO of Inkster-based Eagle-Picher. He led Eagle-Picher out of bankruptcy in 2006 as COO and pared off several of its divisions upon becoming CEO later that year.

Further pressing the speculation is that prior to Stebbins' departure, Korea parts supplier **Mando Corp.** acquired the Pension Service's stake in Halla on Aug. 7.

The move immediately triggered speculation that the supplier was seeking to acquire Visteon, or its shares of Halla.

Halla was founded as a joint venture between Mando and Ford before Mando sold its stake to Visteon in the 1990s.

More than 60 percent of Halla's $2 billion revenue comes from **Hyundai Motor Group**. Mando is reportedly led by a cousin of Hyundai Motor Chairman Chung Mong-koo, *Reuters* reported.

However, a source familiar with the situation said Halla isn't a player for Visteon or its stake in Halla because Mando can't afford it.

Visteon's stake in Halla is worth approximately $1.5 billion to $1.6 billion, according to analysts. Visteon's market capitalization is currently $2.2 billion.

Mando's market cap is $2.6 billion. It generated net income of $148.4 million in 2011 on revenue of $2.6 billion. Mando had free cash flow of 45.4 million at the end of last year.

Visteon declined to comment on speculation of Mando or any deals.

But two sources said that a deal is looking like the embattled supplier's only option.

"No one has any confidence in (Visteon) or their financial position," a source said. "They can't dance with the other guys in climate control, like **Valeo** or **Denso**, and they have to be considering a breakup of the company."

Dustin Walsh: (313) 446-6042, dwalsh@crain.com. Twitter: @dustinpwalsh

Annex C

Visteon pays former CEO severance worth more than $12 million

By Greg Gardner Free Press Business Writer Filed Under Business
4:34 PM, August 14, 2012 |

freep.com

Visteon's board of directors is paying former CEO Don Stebbins a golden parachute worth more than $12 million and will pay interim CEO Tim Leuliette $95,833 a month on top of a $500,000 signing bonus.

All this to run a company that analysts say is preparing to sell most or all of its remaining assets after a South Korean pension board rejected its bid to take total ownership of Halla Climate Control Corp.

Terms of Stebbins' severance package and Leuliette's compensation were disclosed in a filing with the Securities and Exchannge Commission.

The overwhelming majority of Stebbins' payout, or $9.9 million, comes from restrcited stock awards that were planned to vest in October 2012 and October 20112. Visteon directors voted to let those awards vest now. The $9.9 million value is based on Visteon's stock price Tuesday afternoon of $40.70.

In addition, Stebbins receives a cash severance payment of $2,141,000, of which $875,000 will be paid after his Aug. 10 resignation and the remaining $1,266,000 to be paid Feb. 11, 2013.

The board canceled 22,266 restricted stock awards for Stebbins that would have vested over the next three years. It also canceled 127,141 shares of restricted stock options for Stebbins.

More than 41,000 shares will remain exercisable by Stebbins over the next year, but they won't be worth anything unless the company's shares rise about $74.

He could also receive as many as 46,517 shares pro-rated at the end of the fiscal year, depending on company performance. Those shares were worth nearly $2 million at market open today.

Stebbins was paid more than $7.8 million in cash and stock in 2011 and nearly $27 million in 2010, the year Visteon emerged from 16 months in Chapter 11 bankruptcy. He joined Visteon in May 2005 as president and chief operating officer, and was named CEO in June 2008.

The SEC filing states that Stebbins' resignation "is not due to a disagreement with the company" nor related to "the company's operations, policies or practices."

Visteon has been unprofitable for most of the time since it was spun off from Ford in 2000. A group of new directors, some appointed by hedge fund Alden Global Capital, have been pushing for Visteon to sell most, if not all, remaining assets because the company is worth more in parts than as a whole.

From a diversified automotive supplier with sales of $18.4 billion in 2002, Visteon has contracted to two core product groups: climate control and electronics. Its 2011 revenue was $7.5 billion. Worldwide employment has dropped from 77,000 in 2002 to about 22,000 today, according to its web site.

Last month Visteon, which owns 70% of Korean supplier Halla Climate Control, made a tender offer to buy the remaining 30%. But that offer was blocked by South Korea's National Pension Service, which said it would prefer to sell its 8.1% stake to Mando Corp., another South Korean supplier. Visteon in July also ended an agreement to sell the majority of its interiors business to its joint venture with Chinese supplier Huayu Automotive Systems.

Annex D

Automotive News

Visteon CEO Stebbins steps down; industry veteran Leuliette named interim chief

Breakup speculation causes shares to surge 8.3%

From staff, wire reports
Automotive News | August 13, 2012 - 6:36 am EST
-- UPDATED: 8/13/12 4:31 pm ET - with closing stock price

DETROIT -- Visteon CEO Don Stebbins has stepped down more than four years after he took the top job at the supplier. The company named industry veteran Tim Leuliette as interim CEO and chairman.

Last fall, Leuliette was reportedly among independent board members pushing Stebbins to streamline the company. Visteon has posted losses in two of the last three quarters after coming out of bankruptcy in October 2010.

Stebbins' resignation was effective Aug. 10.

Visteon shares surged on the news amid speculation that the company would be broken up. The shares closed the day up 8.3 percent at $42.01 while the Dow Jones Industrial average fell 38 points to 13,169.

Guggenheim Securities analyst Matt Stover, who has a "buy" rating on Visteon shares, said instability at the board suggested there had been a difference of opinion over strategic direction and that Stebbins' exit cleared the way for pieces of the company to be sold off.

Visteon's stakes in South Korea's Halla Climate Control Corp. and China's Yanfeng Visteon Automotive Trim Systems are seen as its best assets, with an estimated value of $3 billion to $4 billion.

A Visteon spokesman declined to comment on what he called speculation.

Long history

After spinning off from Ford Motor Co. in 2000, the interiors and electronics supplier didn't turn an annual profit before entering bankruptcy in May 2009.

Stebbins, 54, has maintained a strategy of making acquisitions since at least the spring of 2011. He reinforced that strategy in an interview with Bloomberg on Aug. 2.

But Stebbins has faced contention within the board almost since the bankruptcy exit, leading to the board adding two new directors in July 2011 to avoid a proxy fight with one of its largest shareholders, Cayman Islands-based Alden Global Capital.

Since then, the company has sought a new direction, including selling its lighting unit to India-based Varroc Group for $92 million in March.

In July, Visteon announced it offered $805 million to acquire the remaining 30 percent stake in Halla. But that deal was nixed after South Korea's National Pension Service rejected the offer.

Then earlier this month, Visteon lowered its annual sales forecast, citing currency and declining vehicle production in Europe and other regions. Sales this year will be $6.6 billion to $6.8 billion, compared with a May forecast of as much as $7 billion.

"I don't think there is anything wrong with the strategy," Stebbins told Bloomberg. "We will continue to move down that path."

Official statement

In a statement today, Visteon's lead independent director Kevin Dowd said:

"Don led Visteon through a significant transformation during a challenging time for the automotive industry and the company. Under his leadership, Visteon successfully completed a major global restructuring initiative.

"Thanks to Don's leadership, Visteon today has a competitive financial, technological and geographic profile, as evidenced by customers awarding the company nearly $1.1 billion in new business in 2011."

Leuliette, 62, has been among the industry's most colorful and outspoken executives. Two years before the 2009 bankruptcies of Chrysler and General Motors, for example, he said the Detroit region and its auto industry had become a "giant disaster."

He touted private equity and globalization as solutions.

"Private equity really is a motivator," he said then. "They put enough equity in the hands of the CEO so that when he gets up in the morning and he's shaving, he's looking at one of the principal owners in the mirror, and he can't mislead him."

Until 2010, Leuliette was president and CEO of supplier Dura Automotive, leading the company to a recapitalization and sale after its emergence from restructuring.

Prior to that, he served as co-chairman and co-CEO of Asahi Tec Corp, a publicly traded Japanese manufacturer of auto parts after it acquired Metaldyne Corp, which Leuliette co-founded. He also served as president and chief operating officer of Penske Corp.

Leuliette has been a director of Visteon since 2010.

Stebbins joined Visteon in May 2005 as president and chief operating officer and was named CEO in June 2008.

Treadwell joins board

Visteon also announced today the appointments of Francis Scricco and David Treadwell to the board of directors, increasing the board from seven members to eight.

Scricco most recently was senior vice president of manufacturing, logistics and procurement for Avaya Inc. until his retirement in October 2008. Treadwell is the chairman of C&D Technologies Inc., a position he has held since April 2012.

Visteon ranks No. 22 on the *Automotive News* list of the top 100 global suppliers with worldwide sales to automakers of $8.05 billion in 2011.

Dustin Walsh of Crain's Detroit Business, Bloomberg and Reuters contributed to this report.

 Stebbins: Resignation was effective Aug. 10.